EXHIBIT 2

MOU

July 4, 2018

Mercuria Energy Group Limited

Simou Menardou 8

Ria Court 8 - Office 302

6015 Larnaca

Cyprus

RE: Exclusivity Letter between Aegean Marine Petroleum Network, Inc. (“Aegean”) and Mercuria Energy Group Limited (“MEG”)

Dear Mr. Magid Shenouda:

Pursuant to that certain Confidentiality Agreement dated 13 June 2018 (as amended, modified or supplemented from time to time, the “NDA”), Aegean Marine Petroleum Network, Inc. (“Aegean”) and Mercuria Energy Trading S.A. (“METSA”) entered into discussions relating to a potential transaction involving Aegean and/or one or more of its subsidiaries.

Based on preliminary discussions, Aegean and MEG, the indirect parent company of METSA, have agreed to enter into this letter agreement pursuant to which, for the period set out herein and subject to the terms and conditions of this letter agreement, Aegean has agreed to grant to MEG and its Affiliates (including METSA) ( “Mercuria”) an exclusive right to pursue the Transaction (as defined in the attached Term Sheet).

For purposes of this letter agreement: (a) this letter agreement is hereinafter referred to as the “Exclusivity Letter”; (b) Aegean and MEG are hereinafter collectively referred to as the “Parties” or individually as a “Party”; and (c) the Parties, together with any one or more of their respective affiliates or subsidiaries who are to be parties to the Transaction shall be referred to as the “Transaction Parties”.

In accordance with the foregoing, the Parties hereby agree as follows:

1.	Definitions. Unless otherwise expressly defined in this Exclusivity Letter, all capitalized terms shall have the meaning set forth in the Term Sheet.

2.	Exclusivity Period. For the period running from and including the date of this Exclusivity Letter through and including January 31, 2019 (the “Exclusivity Period”), Aegean, for itself and on behalf of its Affiliates (other than any Excluded Person), hereby grants to Mercuria an exclusive right to pursue the Transaction in respect of trade financing facilities and/or hedging facilities and/or any form of equity participation under and in accordance with the general terms and conditions set out in the non-binding indicative term sheet attached to this Agreement of Exclusivity as Schedule 1 (the “Term Sheet”).

3.	Restrictions and Exceptions.

(a)  Aegean agrees that during the Exclusivity Period, neither Aegean nor any one or more of its Affiliates shall and Aegean shall cause its (and those of its Affiliates’) officers, directors, employees, agents, advisors and other representatives (collectively, the “Aegean Parties”) not to: (i) solicit, facilitate, propose, request, encourage or initiate any inquiry, proposal or offer from any Person to provide any form of trade financing and/or hedging facility and/or equity participation to Aegean or any one or more of its subsidiaries and Controlled Affiliates (each a “Competing Financing Proposal”); (ii) encourage, continue or participate in any or otherwise entertain any discussions or negotiations with (or provide any proprietary or confidential information of or about any one or more of Aegean or its subsidiaries and controlled affiliates) to any Person in connection with a Competing Financing Proposal; or (iii) enter into any letter of intent, agreement in principle, memorandum of understanding, term sheet or any other agreement or arrangement, whether oral or in writing, relating to or accept from any Person a commitment letter, binding term sheet or any other similar document relative to any Competing Financing Proposal.

(b)  Notwithstanding the provisions of Section 3(a) to the contrary, in no event shall the restrictions set out in Section 3(a) apply during the Exclusivity Period in respect of Aegean’s or those of its subsidiaries and Controlled Affiliates’ (i) Lenders or Secured Parties (inclusive of the Administrative Agent and Collateral Agent) under the Borrowing Base (together with their respective Affiliates provided that such Affiliates are (A) not direct competitors of Mercuria (“Mercuria Competitors”), and (B) engaged in the primary business of providing loans or other financings to Persons similarly situated to Aegean and its subsidiaries and Controlled Affiliates; (ii) holders of convertible bonds of Aegean (other than Mercuria Competitors); (iii) direct and indirect holders of common stock of Aegean (other than Mercuria Competitors), (iv) Person providing an equity refinancing of the convertible bonds coming due in 2018 and/or 2021 (so long as Mercuria is given a right of first refusal to provide such equity refinancing); and (v) any Person who may provide debtor-in-possession financing (other than Mercuria Competitors) (collectively, the “Excluded Persons”).

4.	Termination of Exclusivity/Break Fee.

(a)  The termination of the exclusivity granted to Mercuria hereunder shall occur on the earlier of (i) the expiration of the Exclusivity Period; (ii) on August 15, 2018 if the Closing Date in respect of the Trade Finance Facility has not occurred, unless the Parties have otherwise agreed to the contrary; (iii) the date upon which Mercuria receives written notice from Aegean indicating (A) it no longer intends to pursue the Transaction as set out in the Term Sheet, such notice being received by Mercuria on or prior to 5:00 pm Eastern Standard Time on August 15, 2018, (B) it has accepted a Competing Financing Proposal from another Person, such notice being received by Mercuria prior to the 5:00 pm Eastern Standard Time on January 31, 2019, or (C) it intends to terminate the Exclusivity Period prior the its expiration (notice under clauses (A), (B) or (C) being the “Exclusivity Termination Notice”) and Aegean has complied with the provisions of Section 4(b) below and (iv) the date upon which Mercuria, after receiving a written request from Aegean that Mercuria reaffirms its commitment to pursuing the Transaction as set out in the Term Sheet, notifies Aegean in writing that Mercuria no longer intends to pursue the Transaction (it being agreed that Mercuria shall deliver such notice promptly, and in any event, within five business days following receipt of a written request from Aegean; it being further agreed that if Mercuria fails to deliver such notice within five business days, Mercuria shall be deemed to have notified Aegean that Mercuria no longer intends to pursue the Transaction). The date upon which the termination of the Exclusivity Period occurs shall be the “Termination Date”.

(b)  If at any time during the Exclusivity Period, Aegean or any one or more of its subsidiaries or Controlled Affiliates shall have breached the terms of the exclusivity granted to Mercuria under Section 3(a) hereof or Aegean has delivered an Exclusivity Termination Notice to Mercuria (the “Exclusivity Termination Date”), Aegean shall pay to Mercuria the sum of Ten Million United States Dollars ($10,000,000.00) minus the aggregate amount of Service Fees actually paid by Aegean to Mercuria from the date of this Exclusivity Letter until the Exclusivity Termination Date (the “Break Fee”) as compensation for its breach or early termination of the Exclusivity Period. The Break Fee shall be payable together with any other fees, costs and expenses which are then owed by Aegean and any of its subsidiaries or Controlled Affiliates (in accordance with the Term Sheet or which may otherwise be then owing under the Definitive Documents). The Break Fee and all other fees, costs and expenses payable to Mercuria shall be paid by wire transfer of immediately available funds to an account designated by Mercuria and, if payable in relation to a Termination Date resulting from and event set out in an Exclusivity Termination Notice, paid concurrent with the delivery to Mercuria of such Exclusivity Termination Notice.

5.	Support Services.

(a)  During the Exclusivity Period and as further consideration for the grant to Mercuria of the exclusivity set out in this Exclusivity Letter, Mercuria, itself, or through any one or more of its Affiliates, may provide the following commercial support and assistance to Aegean and its Affiliates:

(i)       direct credit support of supplier and/or customer contracts with Aegean or any one or more of its Affiliates (including providing (or facilitating the provision of) letters of credit to such suppliers or acting as the direct counterparty to Aegean’s or its Affiliates’ customers);

(ii)       issue customary comfort letters to supplies and customers of Aegean or those of Aegean’s Affiliates;

(iii)       directly source approved commodities on behalf of Aegean or its Affiliates; and

(iv)       issue credit support to third parties for port to port cargo movements,

the foregoing being referred to as the “Support Services”.

(b)  The Support Services will be provided on a case-by-case basis and Aegean acknowledges that Mercuria has no obligation to provide any one of the Support Services to the extent the provision of any such Support Services is inconsistent with or otherwise contrary to the manner in which similar support to the Support Services is undertaken by Mercuria in the operation of its own business transactions or violates any laws, rules or regulations of any Governmental Authority or any agreement, document or other instrument in place between Mercuria and any other Person. All transactions undertaken by Mercuria in providing the Support Services (each a “Support Services Transaction”) shall be properly documented between Aegean (or its applicable Affiliate), Mercuria and, as applicable, any third party to or for whose benefit the Support Service and resulting Support Services Transaction is being provided. Each of the suppliers, customers or other third parties who are party to or otherwise benefit from a Support Services Transaction shall be subject to all internal reviews and approvals required by Mercuria as part of its standard business operations, including, but not limited to, know your customer anti-money laundering, and credit review. Under no circumstances shall Mercuria be required to enter into any Support Services Transaction to the extent the terms and conditions of any such Support Services Transaction are inconsistent with or otherwise contrary to the terms and conditions of similar transactions to the Support Services Transactions undertaken by Mercuria in the operation of its own business transactions or violates any laws, rules or regulations of any Governmental Authority or any agreement, document or other instrument in place between Mercuria and any other Person. Under no circumstances shall a failure by Mercuria to provide a Support Service or to enter into a Support Services Transaction be a breach of this Exclusivity Letter, grounds for a termination of the exclusivity granted hereunder by Aegean or grounds for any claim of such by Aegean, its subsidiaries or Controlled Affiliates or, to the extent applicable, any Excluded Persons (it being recognized that no Excluded Persons are intended to be third party beneficiaries of this Exclusivity Letter).

6.	Approvals. Aegean represents it has obtained any and all approvals required for it to enter into this Exclusivity Letter and to undertake the negotiation of the Transaction (generally on the terms and conditions set out in the Term Sheet). To the extent any such approvals are required by any Governmental Authority having jurisdiction over any one or more of the Aegean Entities (including any quasi-regulatory agency or stock exchange), to enter into this Exclusivity Letter Aegean has also obtained all such approvals prior to the date hereof. If this Exclusivity Letter, any portion hereof (even on a redacted or partially redacted basis), information regarding this Exclusivity Letter or other disclosures are required to be made to any stock exchange pursuant to its rules and regulations or to any of the shareholders of or other investors in Aegean (or any of its Affiliates) (all of the foregoing, the “Required Disclosure”), to the extent permitted by applicable law or regulation, Aegean shall provide MEG prompt written notice of such request or requirement and provide MEG a copy of the Required Disclosure for its review in advance of such disclosure. .

7.	Notice of Competing Financing Proposal. Aegean shall promptly inform MEG in writing of any Competing Financing Proposal (whether such proposal is written or oral) received by any one of Aegean or any of its subsidiaries during the Exclusivity Period, subject to confidentiality restrictions, including a summary of the material terms thereof and the identity of the Person or Persons making any such Competing Financing Proposal.

8.	Confidentiality. This Exclusivity Letter shall be deemed to be Confidential Information (as defined in the NDA) of both of the Parties and, as such, each of the Parties shall, and shall cause their respective Affiliates to, keep the contents and existence of this Exclusivity Letter strictly confidential. Notwithstanding the immediately preceding sentence to the contrary but subject to the terms of Section 6, disclosure of this Exclusivity Letter shall be governed by the provisions of Sections 2 and 3 of the NDA; provided however it is agreed that Aegean may disclose the terms set forth in the Exclusivity Letter (including the attached Term Sheet) (i) pursuant to a press release and form 6-K filing so long as Mercuria has an opportunity to review and approve (such approval not to be unreasonably withheld, delayed, denied or conditioned) such disclosure and (ii) to the lenders (and their advisors) under the Borrowing Base in connection Transaction.

9.	Specific Performance. It is hereby acknowledged and agreed that irreparable damage would occur in the event that any of the provisions of this Exclusivity Letter were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties may be entitled to seek an injunction or injunctions to prevent breaches of the provisions of this Exclusivity Letter and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they may be entitled at law or equity. In addition, any Party seeking injunctive or other equitable relief to enforce this Exclusivity Letter shall not be required to post any bond or other security in connection with the request for or award of such equitable relief. The rights, obligations and remedies created by this Exclusivity Letter are cumulative and in addition to any other rights, obligations or remedies otherwise available at law or in equity. Nothing herein will be considered an election of remedies.

10.	Miscellaneous.

(a)	Expense Reimbursement. In the event of a breach of this Exclusivity Letter by Aegean, whether or not the Transaction (or any other transaction between the Transaction Parties) is consummated, and in addition to any other rights and remedies that Mercuria may have at law or in equity (including its receipt of the Break Fee), Aegean shall pay, promptly following written demand, by wire transfer of immediately available funds, all reasonable and documented out-of-pocket fees and expenses (in the case of legal counsel, limited to all reasonable and documented fees and expenses of one counsel) incurred by Mercuria or on their behalf in connection with the Transaction, including reasonable and documented due diligence expenses and the expenses incurred in the preparation, review, revision, and negotiation of the Definitive Documents.

(b)	Governing Law. This Exclusivity Letter shall be governed by the laws of the State of New York, without regard to the conflicts of law principles that would result in the application of any law other than the laws of the State of New York.

(c)	Counterparts. This Exclusivity Letter may be executed by facsimile or .pdf and in any number of counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument. Each Party agrees to be bound by its facsimile or .pdf signature.

(d)	Severability. If any provision of this Exclusivity Letter or the application of any such provision to any person or circumstance shall be declared by any court of competent jurisdiction to be invalid, illegal, void or unenforceable in any respect, all other provisions of this Exclusivity Letter, or the application of such provision to persons or circumstances other than those as to which it has been held invalid, illegal, void or unenforceable, shall nevertheless remain in full force and effect and will in no way be affected, impaired or invalidated thereby. Upon such determination that any provision, or the application of any such provision, is invalid, illegal, void or unenforceable, the Parties shall negotiate in good faith to modify this Exclusivity Letter so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the greatest extent possible.

(e)	Entire Agreement. This Exclusivity Letter constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes any prior oral or written agreements related thereto.

(f)	Assignment. This Exclusivity Letter shall not be assignable without the prior written consent of the non-assigning Party.

(g)	Section Headings. The section headings contained in this Exclusivity Letter are for reference purposes only and shall not be deemed a part of this Exclusivity Letter or affect in any way the meaning or interpretation of this Exclusivity Letter.

(h)	Amendments. This Exclusivity Letter may be amended only by an instrument in writing executed by the Parties.

(i)	Third Party Beneficiaries. Controlled affiliates, shareholders and/or bondholders of Aegean are not third-party beneficiaries of this Exclusivity Letter and are not entitled to enforce this Exclusivity Letter; provided, however, that each direct and indirect subsidiary of Aegean shall be a third-party beneficiary

If you are in agreement with the terms and conditions of this Exclusivity Letter, please indicate so by having an authorized representative of MEG sign an original of this Exclusivity Letter where indicated below and have such original or a .pdf of such original returned to the undersigned. If, however, you disagree with any of the terms and conditions set out herein, please contact the undersigned immediately.

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Sincerely,

AEGEAN MARINE PETROLEUM NETWORK, INC.

By:	/s/ Jonathan McIlroy
Name:	Jonathan McIlroy
Title:	President

AGREED TO AND ACCEPTED ON THIS

THE 4th DAY OF JULY, 2018:

MERCURIA ENERGY GROUP LIMITED

By:	/s/ Nikolay Valchinkovski
Name:	Nikolay Valchinkovski
Title:	Director